January 14, 2009

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	The Lubrizol Corporation Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 File No. 1-5263

Dear Mr. Hartz:

This letter sets forth the response of The Lubrizol Corporation (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filings. These comments were transmitted to the Company by letter dated December 23, 2008. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

As requested in your letter, we have provided additional disclosures when necessary in this response and all revisions will be included in our future filings.

Critical Accounting Policies

Determination of Net Periodic Pension Cost and Determination of Postretirement Benefit Cost

2.	We encourage you to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic pension costs, postretirement benefit costs, and plan assets as well as in your determination of whether additional cash contributions to plans will need to be made. You should discuss how sensitive your determination of net periodic pension costs and postretirement benefit costs is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Response:

We acknowledge the Staff’s comment and will consider the ongoing impact of current market conditions when preparing our critical accounting policies for the year ended December 31, 2008. We will continue to disclose the sensitivity of our pension and postretirement benefit costs to changes in our assumed discount rate, as well as the sensitivity of changes in our assumed return on assets with respect to pension costs, in our future filings. In light of current market conditions, we will discuss the impact of these conditions on our assumed discount rate and return on assets for the year ended December 31, 2008.

We currently disclose expected future contributions to defined benefit pension plans within our contractual obligations table included in our discussion of working capital, liquidity and capital resources. To the extent that expected contributions to our defined benefit pension plans in order to maintain funding requirements will have a material effect on our current and future liquidity, such funding requirements will be disclosed.

Accounting for Impairment of Goodwill and Intangible Assets

3.	We note your response to prior comment 2. If it is reasonably likely that an impairment charge may be recorded in the near term, we urge you to continue to consider providing a quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonable likely changes. We believe that this information could especially be important in situations where minor changes to assumptions or minor changes to fair value could potentially lead to the recording of an impairment charge. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairment charges. We also believe that you should disclose any significant changes made in assumptions used since the prior year, if applicable.

Response:

If it is reasonably likely that an impairment charge may be recorded in the near term, we will provide a sensitivity analysis of the material assumptions based upon reasonable likely changes. Such disclosure may include variations in our weighted average cost of capital and the impact a hypothetical change in assumed cash flows would have on the resulting fair value of our reporting units, and whether such a change in fair value could potentially lead to the recording of an impairment charge. However, if it is not reasonably likely that an impairment charge may be recorded in the near term, we may conclude that such disclosure is unnecessary. Notwithstanding, we acknowledge the importance of providing investors with timely information regarding any likely impairment charges in our management discussion and analysis.

Financial Statements

Notes to the Financial Statements

Note 7—Debt

4.	We note your response to prior comment 3. Please disclose how consolidated EBITDA is defined and determined in accordance with your credit facilities. For example, if it is determined by taking earnings before interest, taxes, depreciation and amortization and adjusting for other items, please clearly disclose as well as disclose the specific items adjusted for in the calculation.

Response:

In addition to the changes proposed in our previous response, we will expand our future disclosures to include a summary of the significant adjustments made to net income in the determination of Consolidated EBITDA. We propose to enhance our disclosure surrounding our debt covenants and events of default, along with our compliance with such covenants and events of default, as indicated below.

The company’s credit facilities contain customary affirmative covenants including, among others, compliance with laws, payment of taxes, maintenance of insurance, conduct of business, keeping of books and records, maintenance of properties and ensuring the credit facilities receive the same rights and privileges as any future senior unsecured debt. The facility also contains customary negative covenants including, among others, restrictions on: liens and encumbrances, sale of assets, distributions, and affiliate transactions. Additionally, the company is required to comply with financial ratios of debt to consolidated earnings before interest, income taxes, depreciation and amortization, extraordinary, unusual or non-recurring non-cash gains or losses, including the sale of property and equipment and goodwill impairments, and non-cash gains or losses from less than wholly owned subsidiaries and investments (Consolidated EBITDA) as defined in the credit facilities and Consolidated EBITDA to interest expense. For the year ended December 31, 2007, the credit facilities required that the ratio of debt to Consolidated EBITDA be less than 3.5:1 and the ratio of Consolidated EBITDA to interest expense must be greater than 3.5:1. At December 31, 2007, the company maintained a ratio of debt to Consolidated EBITDA of 2.3:1 and a ratio of Consolidated EBITDA to interest expense of 7.0:1.

The credit facilities also contain customary events of default including, among others, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, the occurrence of one or more unstayed judgments in excess of $25.0 million that is not covered by an acceptable policy of insurance, a party obtaining a beneficial ownership in excess of 20% of the company’s voting stock, or the incurrence of $25.0 million of liabilities related to violations of employee benefit plan regulations or the withdrawal or termination of a multiemployer benefit plan. At December 31, 2007, the company was in compliance with all of its covenants and has not committed any acts of default.

*  *  *  *

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (440) 347-5772.

/s/ W. Scott Emerick
W. Scott Emerick
Chief Accounting Officer and Duly Authorized Signatory of The Lubrizol Corporation

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